UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 2

to

Schedule TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

SCIENTIFIC GAMES CORPORATION

(Name of Subject Company (Issuer) and Filing Person (as Offeror))

0.75% CONVERTIBLE SENIOR SUBORDINATED DEBENTURES DUE 2024

(Title of Class of Securities)

80874P AC3

80874P AD1

(CUSIP Numbers of Class of Securities)

Ira H. Raphaelson, Esq.
Scientific Games Corporation
750 Lexington Avenue, 25th Floor
New York, New York 10022
(212) 754-2233

 (Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Marc D. Jaffe, Esq. Senet S. Bischoff, Esq. Latham & Watkins LLP 885 Third Avenue New York, New York 10022 (212) 906-1200	Craig F. Arcella, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019 (212) 474-1000

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$98,695,045	$5,507.18

(1)                                  Calculated solely for purposes of determining the amount of the filing fee.  The transaction valuation was calculated based on the purchase of $99,191,000 aggregate principal amount of the issuer’s 0.75% Convertible Senior Subordinated Debentures due 2024 at the tender offer price of $995 per $1,000 principal amount of such debentures.

(2)                                  The amount of the filing fee was calculated at a rate of $55.80 per $1,000,000 of transaction value.

☒                                  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $5,507.18

Form or Registration No.: Schedule TO-I

Filing Party: Scientific Games Corporation

Date Filed: November 16, 2009

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐                                    third-party tender offer subject to Rule 14d-1.

☒                                  issuer tender offer subject to Rule 13e-4.

☐                                    going-private transaction subject to Rule 13e-3.

☐                                    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

INTRODUCTORY STATEMENT

Item 4.	Terms of the Transaction

Item 12.	Exhibits

SIGNATURE

INTRODUCTORY STATEMENT

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the United States Securities and Exchange Commission on November 16, 2009, and amended by Amendment No. 1 to the Schedule TO filed with the SEC on November 19, 2009, by Scientific Games Corporation (the “Company”), a Delaware corporation (as amended and supplemented to date, the “Schedule TO”), in connection with the Company’s offer to purchase for cash, on the terms and subject to the conditions set forth in the Offer to Purchase, dated November 16, 2009 (a copy of which was filed as exhibit (a)(1)(i) to the Schedule TO) (the “Offer to Purchase”), and the related Letter of Transmittal (a copy of which was filed as exhibit (a)(1)(ii) to the Schedule TO), any and all of the Company’s outstanding 0.75% Convertible Senior Subordinated Debentures Due 2024.

The Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended. The information in the Offer to Purchase and the Letter of Transmittal is incorporated by reference in the Schedule TO to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms not otherwise defined herein have the meanings given to such terms in the Offer to Purchase.

Item 4.

Item 4 is hereby amended and supplemented by adding the following:

The Offer expired at 12:00 midnight, New York City time, at the end of December 14, 2009 (the “Expiration Date”). On December 15, 2009, the Company announced the acceptance for purchase of all outstanding Debentures that were validly tendered and not withdrawn as of the Expiration Date. Based on final information provided to the Company by Global Bondholder Services Corporation, the information agent for the tender offer, $89,248,000 aggregate principal amount of Debentures, representing 89.98% of the aggregate principal amount of the outstanding Debentures prior to the Offer, were validly tendered and accepted for purchase in the Offer, at a purchase price of $995 per $1,000 principal amount of Debentures, plus accrued interest. The aggregate consideration (including accrued interest) for the accepted Debentures of $88,831,509.30 will be delivered promptly to tendering holders by The Depository Trust Company. The full text of the Company’s press release, dated December 15, 2009, announcing the expiration and results of the Offer is filed as Exhibit (a)(5)(i) hereto and is incorporated herein by reference.

Item 12.  Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by the addition of exhibit (a)(5)(i), and, as so amended, is restated as follows:

(a)(1)(i)*	Offer to Purchase dated November 16, 2009.

(a)(1)(ii)*	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(2)	None.

(a)(3)	None.

(a)(4)	None.

(a)(5)*	Press Release dated November 16, 2009.

(a)(5)(i)	Press Release dated December 15, 2009.

(b)(1)

Credit Agreement, dated as of June 9, 2008, among Scientific Games International, Inc., as borrower, the Company, as a guarantor, the several lenders from time to time parties thereto, and JPMorgan Chase Bank, N.A., as administrative agent, J.P. Morgan Securities Inc. and Banc of America Securities LLC, as joint lead arrangers and joint bookrunners, Bank of America, N.A. and UBS Securities LLC, as co-syndication agents, and ING Capital LLC and Bank of Tokyo—Mitsubishi UFJ

Trust Company, as co-documentation agents. Previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on June 13, 2008, and incorporated herein by reference.

(b)(2)

Amendment, dated as of March 27, 2009, among Scientific Games International, Inc., as borrower, the Company, as guarantor, the several lenders from time to time parties thereto and JPMorgan Chase Bank, N.A., as administrative agent, which amended the Credit Agreement, dated as of June 9, 2008, among such parties. Previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on April 2, 2009, and incorporated herein by reference.

(b)(3)

Second Amendment, dated as of September 30, 2009, among Scientific Games International, Inc., as borrower, the Company, as guarantor, the several lenders from time to time party thereto and JPMorgan Chase Bank, N.A., as administrative agent, which amended the Credit Agreement, dated as of June 9, 2008 and amended as of March 27, 2009, among such parties. Previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on October 2, 2009, and incorporated herein by reference.

(b)(4)

Third Amendment, dated as of October 13, 2009, among Scientific Games International, Inc., as borrower, the Company, as guarantor, the several lenders from time to time parties thereto and JPMorgan Chase Bank, N.A., as administrative agent, which amended the Credit Agreement, dated as of June 9, 2008 and amended as of March 27, 2009 and September 30, 2009, among such parties. Previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on October 19, 2009, and incorporated herein by reference.

(d)(1)

1992 Equity Incentive Plan, as amended and restated. Previously filed as Exhibit 10.33 to the Company’s Annual Report on Form 10-K for the fiscal year ended October 31, 1998, and incorporated herein by reference.

(d)(2)	1995 Equity Incentive Plan, as amended. Previously filed as Exhibit 10.14 to the Company’s Annual Report on Form 10-K for the fiscal year ended October 31, 1997, and incorporated herein by reference.

(d)(3)

1997 Incentive Compensation Plan, as amended and restated. Previously filed as Exhibit 10.14 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001, and incorporated herein by reference.

(d)(4)	2003 Incentive Compensation Plan, as amended and restated. Previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on June 19, 2009, and incorporated herein by reference.

(d)(5)

2002 Employee Stock Purchase Plan, as amended and restated. Previously filed as Exhibit 10.14 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005, and incorporated herein by reference.

(d)(6)

Stockholders’ Agreement, dated September 6, 2000, by and among the Company, MacAndrews & Forbes Holdings Inc. (formerly known as Mafco Holdings Inc.) (“MacAndrews”) (as successor in interest under the agreement to Cirmatica Gaming S.A.) and Ramius Securities, LLC. Previously filed as Exhibit 10.38 to the Company’s Quarterly Report on Form 10-Q for the quarter ended July 31, 2000, and incorporated herein by reference.

(d)(7)

Supplemental Stockholders’ Agreement, dated June 26, 2002, by and among the Company and MacAndrews (as successor in interest to Cirmatica Gaming S.A.). Previously filed as Exhibit 4.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, and incorporated herein by reference.

(d)(8)

Letter Agreement, dated as of October 10, 2003, by and between the Company and MacAndrews further supplementing the Stockholders’ Agreement. Previously filed as Exhibit 3 to the Schedule 13D jointly filed by MacAndrews and SGMS Acquisition Corporation on November 26, 2003), and incorporated herein by reference.

(d)(9)

Letter Agreement dated February 15, 2007 between the Company and MacAndrews & Forbes Holdings Inc. Previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on February 16, 2007, and incorporated herein by reference.

(d)(10)

Indenture, dated as of December 23, 2004, among the Company, as issuer, the subsidiary guarantors party thereto, and Wells Fargo, National Association, as Trustee, relating to the 0.75% Convertible Senior Subordinated Notes Due 2024. Previously filed as Exhibit 4.2 to the Company’s Current Report on Form 8-K filed on December 30, 2004, and incorporated herein by reference.

(d)(11)

Indenture, dated as of May 21, 2009, among the Company as issuer, Scientific Games Corporation, as a guarantor, the additional guarantors party thereto, and The Bank of Nova Scotia Trust Company, as trustee, relating to the 9.25% Senior Subordinated Notes Due 2019. Previously filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on May 27, 2009, and incorporated herein by reference.

(d)(12)

Registration Rights Agreement, dated November 5, 2009, among Scientific Games International, Inc., the Company, the subsidiary guarantors party thereto, and J.P. Morgan Securities Inc., Banc of America Securities LLC, Credit Suisse Securities (USA) LLC and Goldman, Sachs & Co., as representatives for the initial purchasers named therein. Previously filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on November 12, 2009, and incorporated herein by reference.

(d)(13)

Indenture, dated as of June 11, 2008, among Scientific Games International, Inc., as issuer, the Company, as a guarantor, the subsidiary guarantors party thereto, and The Bank of Nova Scotia Trust Company of New York, as trustee, relating to the 7.875% Senior Subordinated Notes due 2016. Previously filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on June 13, 2008, and incorporated herein by reference.

(d)(14)

Indenture, dated as of December 23, 2004, among the Company, as issuer, the subsidiary guarantors party thereto, and Wells Fargo, National Association, as trustee, relating to the 6.25% Senior Subordinated Notes Due 2012. Previously filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on December 30, 2004, and incorporated herein by reference.

(d)(15)

International Swaps and Derivative Association, Inc. Confirmation, dated December 23, 2004, between JPMorgan Chase Bank, National Association, and the Company with respect to Warrants (the “JPMorgan Confirmation”). Previously filed as Exhibit 4.3 to the Company’s Current Report on Form 8-K filed on December 30, 2004, and incorporated herein by reference.

(d)(16)

International Swaps and Derivative Association, Inc. Confirmation, dated December 23, 2004, between Bear Stearns International Limited and the Company with respect to Warrants (the “Bear Confirmation”). Previously filed as Exhibit 4.4 to the Company’s Current Report on Form 8-K filed on December 30, 2004, and incorporated herein by reference.

(d)(17)

Amendment dated December 23, 2004 to the JPMorgan Confirmation. Previously filed as Exhibit 4.5 to the Company’s Current Report on Form 8-K filed on December 30, 2004, and incorporated herein by reference.

(d)(18)

Amendment dated December 23, 2004 to the Bear Confirmation. Previously filed as Exhibit 4.6 to the Company’s Current Report on Form 8-K filed on December 30, 2004, and incorporated herein by reference.

(g)	None.

(h)	None.

* Previously filed with the Schedule TO filed on November 16, 2009.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 15, 2009	SCIENTIFIC GAMES CORPORATION

	By:	/s/ Jeffrey S. Lipkin
Jeffrey S. Lipkin
Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)*	Offer to Purchase dated November 16, 2009.

(a)(1)(ii)*	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(2)	None.

(a)(3)	None.

(a)(4)	None.

(a)(5)*	Press Release dated November 16, 2009.

(a)(5)(i)	Press Release dated December 15, 2009.

(b)(1)

Credit Agreement, dated as of June 9, 2008, among Scientific Games International, Inc., as borrower, the Company, as a guarantor, the several lenders from time to time parties thereto, and JPMorgan Chase Bank, N.A., as administrative agent, J.P. Morgan Securities Inc. and Banc of America Securities LLC, as joint lead arrangers and joint bookrunners, Bank of America, N.A. and UBS Securities LLC, as co-syndication agents, and ING Capital LLC and Bank of Tokyo—Mitsubishi UFJ Trust Company, as co-documentation agents. Previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on June 13, 2008, and incorporated herein by reference.

(b)(2)

Amendment, dated as of March 27, 2009, among Scientific Games International, Inc., as borrower, the Company, as guarantor, the several lenders from time to time parties thereto and JPMorgan Chase Bank, N.A., as administrative agent, which amended the Credit Agreement, dated as of June 9, 2008, among such parties. Previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on April 2, 2009, and incorporated herein by reference.

(b)(3)

Second Amendment, dated as of September 30, 2009, among Scientific Games International, Inc., as borrower, the Company, as guarantor, the several lenders from time to time party thereto and JPMorgan Chase Bank, N.A., as administrative agent, which amended the Credit Agreement, dated as of June 9, 2008 and amended as of March 27, 2009, among such parties. Previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on October 2, 2009, and incorporated herein by reference.

(b)(4)

Third Amendment, dated as of October 13, 2009, among Scientific Games International, Inc., as borrower, the Company, as guarantor, the several lenders from time to time parties thereto and JPMorgan Chase Bank, N.A., as administrative agent, which amended the Credit Agreement, dated as of June 9, 2008 and amended as of March 27, 2009 and September 30, 2009, among such parties. Previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on October 19, 2009, and incorporated herein by reference.

(d)(1)

1992 Equity Incentive Plan, as amended and restated. Previously filed as Exhibit 10.33 to the Company’s Annual Report on Form 10-K for the fiscal year ended October 31, 1998, and incorporated herein by reference.

(d)(2)	1995 Equity Incentive Plan, as amended. Previously filed as Exhibit 10.14 to the Company’s Annual Report on Form 10-K for the fiscal year ended October 31, 1997, and incorporated herein by reference.

(d)(3)

1997 Incentive Compensation Plan, as amended and restated. Previously filed as Exhibit 10.14 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001, and incorporated herein by reference.

(d)(4)	2003 Incentive Compensation Plan, as amended and restated. Previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on June 19, 2009, and incorporated herein by reference.

(d)(5)

2002 Employee Stock Purchase Plan, as amended and restated. Previously filed as Exhibit 10.14 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005, and incorporated herein by reference.

(d)(6)

Stockholders’ Agreement, dated September 6, 2000, by and among the Company, MacAndrews & Forbes Holdings Inc. (formerly known as Mafco Holdings Inc.) (“MacAndrews”) (as successor in interest under the agreement to Cirmatica Gaming S.A.) and Ramius Securities, LLC. Previously filed as Exhibit 10.38 to the Company’s Quarterly Report on Form 10-Q for the quarter ended July 31, 2000, and incorporated herein by reference.

(d)(7)

Supplemental Stockholders’ Agreement, dated June 26, 2002, by and among the Company and MacAndrews (as successor in interest to Cirmatica Gaming S.A.). Previously filed as Exhibit 4.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, and incorporated herein by reference.

(d)(8)

Letter Agreement, dated as of October 10, 2003, by and between the Company and MacAndrews further supplementing the Stockholders’ Agreement. Previously filed as Exhibit 3 to the Schedule 13D jointly filed by MacAndrews and SGMS Acquisition Corporation on November 26, 2003), and incorporated herein by reference.

(d)(9)

Letter Agreement dated February 15, 2007 between the Company and MacAndrews & Forbes Holdings Inc. Previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on February 16, 2007, and incorporated herein by reference.

(d)(10)

Indenture, dated as of December 23, 2004, among the Company, as issuer, the subsidiary guarantors party thereto, and Wells Fargo, National Association, as Trustee, relating to the 0.75% Convertible Senior Subordinated Notes Due 2024. Previously filed as Exhibit 4.2 to the Company’s Current Report on Form 8-K filed on December 30, 2004, and incorporated herein by reference.

(d)(11)

Indenture, dated as of May 21, 2009, among the Company as issuer, Scientific Games Corporation, as a guarantor, the additional guarantors party thereto, and The Bank of Nova Scotia Trust Company, as trustee, relating to the 9.25% Senior Subordinated Notes Due 2019. Previously filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on May 27, 2009, and incorporated herein by reference.

(d)(12)

Registration Rights Agreement, dated November 5, 2009, among Scientific Games International, Inc., the Company, the subsidiary guarantors party thereto, and J.P. Morgan Securities Inc., Banc of America Securities LLC, Credit Suisse Securities (USA) LLC and Goldman, Sachs & Co., as representatives for the initial purchasers named therein. Previously filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on November 12, 2009, and incorporated herein by reference.

(d)(13)

Indenture, dated as of June 11, 2008, among Scientific Games International, Inc., as issuer, the Company, as a guarantor, the subsidiary guarantors party thereto, and The Bank of Nova Scotia Trust Company of New York, as trustee, relating to the 7.875% Senior Subordinated Notes due 2016. Previously filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on June 13, 2008, and incorporated herein by reference.

(d)(14)

Indenture, dated as of December 23, 2004, among the Company, as issuer, the subsidiary guarantors party thereto, and Wells Fargo, National Association, as trustee, relating to the 6.25% Senior Subordinated Notes Due 2012. Previously filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on December 30, 2004, and incorporated herein by reference.

(d)(15)

International Swaps and Derivative Association, Inc. Confirmation, dated December 23, 2004, between JPMorgan Chase Bank, National Association, and the Company with respect to Warrants (the “JPMorgan Confirmation”). Previously filed as Exhibit 4.3 to the Company’s Current Report on Form 8-K filed on December 30, 2004, and incorporated herein by reference.

(d)(16)

International Swaps and Derivative Association, Inc. Confirmation, dated December 23, 2004, between Bear Stearns International Limited and the Company with respect to Warrants (the “Bear Confirmation”). Previously filed as Exhibit 4.4 to the Company’s Current Report on Form 8-K filed on December 30, 2004, and incorporated herein by reference.

(d)(17)

Amendment dated December 23, 2004 to the JPMorgan Confirmation. Previously filed as Exhibit 4.5 to the Company’s Current Report on Form 8-K filed on December 30, 2004, and incorporated herein by reference.

(d)(18)

Amendment dated December 23, 2004 to the Bear Confirmation. Previously filed as Exhibit 4.6 to the Company’s Current Report on Form 8-K filed on December 30, 2004, and incorporated herein by reference.

(g)	None.

(h)	None.

* Previously filed with the Schedule TO filed on November 16, 2009.